Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Churchill Tax-Free Fund of Kentucky (the "Fund") was held on April 28, 2006. The holders of shares representing 71% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes are presented below).

1.     To elect Trustees.

					Number of Votes:

	Trustee				For			Withheld

	Thomas A. Christopher		$202,300,378	$   926,498
	Diana P. Herrmann			$202,197,486	$1,029,390
	Theodore T. Mason			$201,945,708	$1,281,168
	Anne J. Mills			$202,121,778	$1,105,098
	William J. Nightingale		$202,103,256	$1,123,620
	James R. Ramsey			$202,077,363	$1,149,513

2. To ratify the selection of Tait Weller & Baker LLP as the Fund's
3. independent registered accounting firm.

					Number of Votes:

			For			Against		Abstain
			$200,966,155	$247,128		$2,013,593